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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CLARY CORPORATION
(Name of Subject Company)

CLARY CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

182720102
(Cusip Number of Class of Securities)

John G. Clary
1960 S. Walker Avenue
Monrovia, California 91016
(626) 359-4486
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person Filing Statement)

With a Copy to:
Nick E. Yocca, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
(949) 725-4000

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEWS RELEASE

        Clary Corporation (PCX CLY; OTC CLRY) has received a letter from Dynamic Power Corporation ("DPC") regarding a cash tender offer. DPC is a newly formed corporation holding binding commitments to acquire all of the shares of Clary Corporation common stock owned by Addmaster Corporation and certain members of the John G. Clary family. DPC proposes to acquire all of the outstanding shares of Clary Corporation common stock not already owned by Addmaster or the Clary family at $2.00 per share in cash. On November 6, 2002, DPC issued a press release announcing the tender offer.

        Addmaster currently owns 576,648 shares, or 23.95%, of the approximately 2,407,419 outstanding shares of Clary common stock. Addmaster also has the right to vote an additional 440,000 shares of Clary common stock through its ownership of 55,000 shares, or 100%, of Clary Class B preferred stock. The Clary family in the aggregate owns 566,504 shares, or 23.53%, of the outstanding shares of Clary common stock.

        Clary has established an independent committee consisting of three members of its Board of Directors to evaluate the offer. The independent committee has engaged The Mentor Group, an investment banking firm located in Westlake Village, California, for the purpose of evaluating the fairness of DPC's offer to the Clary stockholders whose shares DPC is offering to purchase.

        A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF CLARY CORPORATION COMMON STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF CLARY CORPORATION SHOULD READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF CLARY CORPORATION CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. SECURITY HOLDERS OF CLARY CORPORATION MAY ALSO OBTAIN COPIES OF THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE BY CONTACTING DYNAMIC POWER CORPORATION WHEN THE DOCUMENTS BECOME AVAILABLE.

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NEWS RELEASE